INVEST IN **NOURISHED3**

Science-Approved: Clear skin via SKIN, GUT, BRAIN health—shifting treatment to prevention. $1M+ rev.


SKIN
GUT
BRAIN

nourished3.com Los Angeles, CA

Notable Angel | Female Founder | Ecommerce | Consumer Goods | B2C

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. $1M lifetime revenue with minimal digital marketing spend, $300K in first three months of launch
2. 98% of sales DTC, 92% GM , 17:1 LTV: CAC ratio, 62% returning customer rate, $82 average order value
3. Team: Ex. C-Level Executives of Target, Dermstore, Maesa, Glossier, Farfetch, Mario Badescu
4. 30.000 Units sold through DTC only, and already breaking

even

5 Founder with 1.000.000 followers on YouTube & Instagram, 7,000 customers, and 15K email subscribers

6 Featured in Vogue, Glamour, InStyle, Harpers Bazar, and other top publications, 26K followers on IG

7 Bluemercury and Detox Market are interested, but we're waiting until our product palette is final.

8 Award-winning products, formulated to strict EU standards that ban over 1700 harmful ingredients

Featured Investors



Michelle Lee in
Syndicate Lead

Follow

Invested $5,000 ⓘ

Fractional CMO/CBO | Beauty Brand Advisor | Adcolor Legend | Ex-Netflix, Allure, Sequoia Scout

"After so many years in the beauty industry (as Editor in Chief of Allure for many years, a brand advisor and investor), it takes a lot to impress me. But I'm really inspired by the NOURISHED3 team's vision for the future. Based on my own experience with the connection between skin-gut-brain (and getting to look under the hood at some of the fascinating research), I'm excited to see the vision become a reality. N3 is a brand with a unique perspective, rooted in a real sense of love and trust with its community. They've also put together a smart, experienced, innovative team of industry pros who I trust to make this brand a big success."

Veritas Investments

Follow

Invested $50,000 ⓘ

Veritas Investments UK Ltd, Partner

"We invest in companies across various markets that demonstrate high growth potential. Nourished3's innovative vision and approach to the skin-gut-brain connection truly resonate with us. The way Nourished3 has developed its

strategy and innovation gives us full confidence in its success, which is why we have chosen to invest in Nourished3."

Our Team



Annie Jaffrey Chief Brand Officer & Co-founder

Beauty influencer with 14+ years of experience and 1,000,000 combined subscribers on YouTube and Instagram. With over 92 million views, she overcame severe acne using the skin-gut-brain method.



Mahmud Al-Smadi Chief Executive Officer & Co-founder

A brand visionary with 20 years of experience, he led a beauty enterprise as a cosmetologist, managing a 35-member team and achieving annual revenues exceeding $5 million.



Kathryn Beaton Chief Operation Officer

Brand Architect with 20+ years of experience, successfully founded and scaled multiple businesses. Extensive retail experience in the beauty sector with close retailer relations: Sephora, ULTA, QVC, and Neiman Marcus.



Michelle Lee Board Advisor

An award-winning beauty industry advisor and fractional CMO/CBO. As Editor-in-Chief of Allure, she transformed the brand, championing diversity and redefining beauty standards. She was also VP of Global Editorial & Publishing at Netflix,



Caroline Rothwell Gerstein Chief Marketing Officer

Marketer with 22+ years of experience, collaborating with 300+ brands. Expert in scaling startups and creating disruptive strategies. Led marketing for iconic brands like Mario Badescu, Bliss, Glossier, and MAC



Jill Belasco Executive Advisor

Beauty executive with 25+ years of experience, ex-CEO of Maesa (largest U.S. skincare incubator). Expert in sales and marketing, she has transformed businesses by creating new

brands, leading acquisitions, and future-proofing iconic brands.



Shannon Santos Marketing Director

Marketer with 10+ years of experience leading teams and managing marketing and influencer efforts for Typology & Facetheory in Germany, Austria, and Switzerland.

Nourished3, The ultimate skin health trifecta: SKIN🧴, GUT 🥑, BRAIN 🧠

Born from the personal struggles and triumphs of its founder, Annie, who dealt with acne and problematic skin for years, which sent her down a path of holistic health and healing and motivated her in 2010 to start her own YouTube channel focused on topics related to wellness, skincare, and lifestyle.

During her journey, she was able to work with some of the biggest skincare and wellness-focused brands on the market. But even though all these brands existed, none of them had truly dedicated their efforts towards skin health in a holistic way. It took her almost 10 years to heal and discover that achieving clear skin requires more than just external care. It involves external care, inner nourishment, and a peaceful mind, and scientific research can finally prove it. This led us to create...

NOURISHED*3*, **the** ***skincare brand*** to focus on the **skin-gut-brain axis.**

Nourished3 is not just a self-funded start-up with an idea and no outside capital; it holds immense potential in the $1.8 trillion wellness market.

Nourished3 redefines skincare by focusing on wellness in a

unique way. We target biomarkers (positive and negative health indicators) to improve the skin microbiome, sleep, relaxation, nutrient absorption, digestion, hormone balance, and immunity, while reducing acne, aging, inflammation, mood swings, and cortisol levels to ultimately support skin health and longevity.

We've built a strong foundation of engaged supporters. Annie's strong customer connection through surveys shapes our product development, ensuring we deliver exactly what they want.

1 Million

Primed YouTube and Instagram **subscribers**

80k

Viewers per week



Annie, **Before**



Annie, **Now**

Problem

70% of the population suffers *from **unresolved** skin issues.*

Although numerous skincare products exist in this oversaturated market, most brands still focus only on topical standalone solutions, offering only short-term relief without addressing the root causes of problematic skin.


allure
How to Get Rid of Blackheads for Good, According to Experts
VOGUE
The 28 Best Acne Treatments and Products, According to Dermatologists
allure
These Acne Scar Treatments Erase Any Signs of Breakouts
allure
How to Treat Every Type of Adult Acne at Home

SO MUCH ADVICE AND SKIN ISSUES ARE RISING ?

Problem Driver

Scientific research confirms that

achieving lasting skin results
requires addressing *the interconnection of the* **skin, gut, and brain**


SKIN HEALTH
Affects
Inflamed, acne skin
Inadequate skincare
Appearance-related stress.
Acne and aging of the skin.
BRAIN HEALTH
PHYSICAL HEALTH
No
Skin-Gut-Brain Axis
Mental stress causes
Inflamed bloodstream
Inflammation in the gut disrupts the hormonal balance.
The immune system weakens.
Imbalance gut microbiome
Affects
Unbalanced diet
GUT HEALTH

Our bodies are complex!

Using high-quality skincare is *just* ***one piece*** of the puzzle.

Here's why:

1. Seeing acne in the mirror triggers stress, leading to increased cortisol levels.

2. Increased cortisol levels cause inflammation in the gut and disrupt hormonal balance.

3. Hormonal disruption leads to an imbalance in your gut microbiome

microbiome.

4. An unbalanced diet can exacerbate this imbalance, weakening the immune system.

5. A weakened immune system results in inflammation throughout the body and bloodstream.

6. This inflammation creates acne and accelerates skin aging.

And this cycle goes on and on! Achieving lasting skin results clearly requires a holistic skin-gut-brain approach!

It's no wonder, the ***acne treatment market*** is projected to grow from $14B to **$19B** in 8 years.

Market Validation

The market underscores the importance of addressing *all three* pillars ***for optimal skin*** health.

ACNE: 63% of shoppers buy acne-specific skincare products, making acne the top skin concern for Gen Z and Millennials.

STRESS: 60% of people experience severe stress and poor lifestyle habits. This figure rose to 66% among Gen Z and Millennials, making stress and anxiety their most reported symptoms.

GUT IMBALANCE: 54% of people with acne also have gut imbalances. Among adults aged 18-44, 63% of Gen Z and Millennials suffer from chronic digestive issues.

*McKinsey Global Wellness Report 2024

Solution

We **uniquely** achieve skin health *through overall well-being.*

We offer everything you need for lasting skin health, longevity, and whole-body healing, all through clinically formulated solutions under one brand. We tackle the root causes of problematic skin with a well-researched approach that prioritizes gut health and mental well-being alongside skin health, a concept known as Mind-Body Beauty, Psycho-dermatology, and Neuro-Glow.


Reduce stress and mood swings.
Reduce acne and aging of the skin.
BRAIN HEALTH
SKIN HEALTH
Skin-Gut-Brain Axis
Overall Skin Health & Longevity
Improve cortisol levels, sleep and relaxation
Improve Skin Microbiome
Reduce Inflammation in the gut
Reduce Inflammation in the blood stream
Improve nutrient absorption, digestion, hormone balance & Immunity
GUT HEALTH

We offer: Effective **skincare**, targeted **supplements**, skin health **guidance**, wellness **cookbooks**, **aromatherapy**, and **stress management.**




1 SKIN HEALTH
Skin Health Books, Journals
Skincare
Cleansers, Masks, SPFs Moisturizers, Serums
2 GUT HEALTH
Supplements
Tinctures, Teas, Powders, Supplements
Wellness Cookbooks
Food & Wellness Books
3 BRAIN HEALTH
Mental Guidance & Courses
Yoga, Breath-work subscriptions
Aromatherapy
Sprays, Candles, Pulse-point-rollers

Opportunity

We are in a ***position*** to capitalize on three of the largest growing consumer goods markets: **Beauty, Wellness, and Health.**

In a market where consumers are increasingly mindful of their internal and external health, we're tapping into a combined market value of $14.4 trillion, with a significant focus on the $14 billion acne treatment sector.

We hold a strong market advantage with Millennial women as our primary audience. This demographic spends an average of $1,380 annually on beauty, fitness, and wellness, with about $696 specifically for beauty products like skincare and makeup. Millennials are known for their higher spending in these areas, demonstrating their influence and purchasing power.


$1.8T
Total Available Market
The global wellness market


yearly growth 5-10%
$719 B
Serviceable Available Market
Skincare, supplement
& mental health market
$14B
Nourished3 Target Market
The Acne Treatment Market
50M people in the U.S. alone
are affected by acne annually

Moreover, the Mintel Trend Report confirms that current market trends are working in our favor.

79% of consumers, strongly agree that a healthy diet plays an equally important role in enhancing beauty as beauty products.

80% of the population wants to live a healthier life but don't know how.

49% of consumers using prebiotic foods do not experience any symptoms.

70% of US consumers are interested in and willing to pay more for supplements with mood-boosting qualities (eg de-stressing)

82% of consumers in the United States and globally indicated more purchases in the wellness category in the past year than in prior years.

65% of consumers globally value products and services that can address needs across several wellness dimensions (such as mindfulness and fitness or nutrition and appearance).

Why Now

Our approach *is fueled* by the growing *demand* for **comprehensive health and wellness solutions.**

This demand is stronger than ever across all markets, as the industry has become oversaturated with standalone offerings.

> **Consumers in every country spend the most money on products and services that promote better health.** Retailers like Sephora, Ulta, and Space NK are adding more wellness products as consumers prefer brands that support both well-being and beauty goals.
>
> **– McKinsey Market Report**

> I love your innovative vision and approach to this category. The gut health

market is still in its early innings, but with increasing research and discourse each year on the skin-gut-brain axis, this market will only continue to grow, and **we would love to participate in your series A.**

– Highly reputable CPG VC

Landscape

We are filling a critical gap with our ***holistic approach*** to skin health.

We are changing the conversation around skincare by offer a better-priced, research-backed, all-encompassing solution with an innovative skin-gut-brain approach. **The demand for holistic health and wellness across all five dimensions is stronger than ever.** Our innovative skin-gut-brain approach fills a critical gap by seamlessly integrating all these dimensions into one solution

OUR HOLISTIC APPROACH STANDS OUT!

	NOURISHED 3	goop	KORA	
Skincare	✓	✓	✓	✓
Skin Supplements	✓	✓	✓	✓
Skin Health Books	✓	✓	✗	✗
Gut Supplements	✓	✗	✓	✓
Food Health Books	✓	✓	✗	✓
Aromatherapy	✓	✗	✗	✗
Brain Supplements	✓	✓	✗	✓
Yoga & Breathwork Subscription	✓	✗	✗	✗
Clinical Validation on Skin-Gut-Brain Axis	✓	✗	✗	✗
Average Full-Size Price Range	[illegible]	$25 - $125	[illegible]	[illegible]



Skin Health
Skincare Focus
Gut Health
Supplements Focus
Mental Focus
Brain Health
STURM
($200 M)
THE NUE Cº
($150 M)
PIQUE
NATURIUM
($355 M)
AG1
($1.2 B)
PAULA'S CHOICE
($2 B)
Seed
($200 M)
DECIEM
($2.2 B)
($845 M)
($200 M)
goop
($400 M)
Ritual
($200 M)
NOURISHED 3
Holistic Skin-gut-brain focus, backed by clinical trials
ARMRA
beam
DIRTEA
unplug
headspace
Mindvalley
wthn
BREATHERAPY
Intelligent Change

Team

Our team has extensive experience with successful renowned brands and industry leaders and is well-equipped

to drive success.

We are tailor-made for this challenge and well-equipped to drive success. Our growth team has deep expertise in product development, marketing, branding, community building, and scaling businesses within the skincare and wellness sector.



ANNIE JAFFREY
CO-FOUNDER & CBO

- 14 years experience in content creation
- Professional collaboration with thousands of brands around the world
- Has 1 million combined YouTube subscribers, highly engaged and ready to purchase
- Embodies the success of our concept through personal transformation

Global Influencer



MAHMUD AL-SMADI
CO-FOUNDER & CEO

- 15 years experience in the beauty industry.
- He is constantly introducing new ideas, products, or services.
- Led a beauty enterprise with a 35-member team
- Significant financial success surpassing $5 million revenues

Brand Visionary



KATHRYN BEATON
COO - ADVISOR

- 20+ years of experience in driving businesses towards sustained growth
- Brand Architect which founded and scaled multiple businesses
- Extensive retail experience in the beauty sector from prestige and professional channels and retailers: Sephora, ULTA, QVC, Neiman Marcus, Nordstrom.

CPG, Skincare Expert



CYNDI ISGRIG
ADVISOR

- 25+ years of executive experience in beauty and finance
- Creates brand opportunities and market positioning
- Builds high-performing teams focused on revenue growth, market share, and profit
- Board member at CEW
- Ex-CEO & CFO of Dermstore & Target

Growth Expert



JILL BELASCO
CEO - ADVISOR

- 25+ years of executive experience as sales, marketing, and general management leader
- Experienced in creating new brands, leading big acquisitions, and preparing iconic brands to be future ready
- Ex-CEO of Masea

Brandbuilding Expert



CAROLINE GERSTEIN
CMO - ADVISOR

- 22+ years of experience in marketing
- Worked with 300+ brands in career
- Specialized in scaling startups and building strategy for positive market disruptions
- Developed strategic marketing plans for iconic brands such as Mario Badescu, Bliss, Farfetch, Glossier, MAC, OPI
- Ex-Vice President of Von Dutch

Marketing Expert, US



SHANNON SANTOS
HEAD OF MARKETING

- Proven experience in marketing areas
- Expertise in leading teams to expand markets
- Oversaw marketing efforts and influencer management.
- Special focus on the DACH (Germany, Austria, Switzerland) market

Marketing Expert, DACH



LILLY COMBA
INFLUENCER MARKETING

- Highly experienced in influencer collaborations.
- Scaled "Seed" from $20K to $10 million yearly influencer spend generating 160K new customers in 2 years
- Achieved overall $100 million in revenue
- Ex Head of Influencer Marketing SEED

Influencer Expert

TARGET DERMSTORE ethik Glossier. Seed

FARFETCH THRIVE MARKET Typology. FACETHEORY

WELLA PROFESSIONALS PAUL MITCHELL FIDM MODA OPERANDI

TOCCA GRYT maesa pwc MARIO BADESCU SKIN CARE

Collaboration

We are collaborating with leading scientific experts to create products that *truly make an impact* on your skin.

Including an award-winning cosmetic chemist, clinical nutritionist **Sarah Morgan**, gut microbiologist **Dr. Amine**, and **HelloBiome**, a clinical microbiome institution founded by **Dr. Elsa Jungman**, (patent co-inventor of **K-18**), all renowned for their knowledge on the skin-gut-brain axis. Together, we are developing coordinated formulations and conducting clinical trials that will help us promote healthier skin in the long term!



DR. ALBERTO
Skincare Chemist and Producer
• 35 years of experience in the skin, hair and color cosmetics field.
• Senior Developer at Ancorotti & Intercoss
Skincare Expert
ELSA JUNGMAN
Ph.D. in Skin Barrier Function and Microbiome Science, HelloBiome
• Founder of HelloBiome
• K18 technology. Patent co-inventor
• Skin research Expert at the Clean Beauty Council
• Leads cross-functional teams from products conception to their launch.
Microbiome Expert
GRACE PARK
Ph.D in Microbiology - Gut & Skin Microbiome, HelloBiome
• Co-Founder of HelloBiome
• Microbiological lab work. Isolation and safety evaluation of probiotics
• Study the effects of probiotics on the gut microbiome in obesity, gastric ulcer and IBD
• Topical probiotic applications on the skin microbiome
Gut-Skin Expert
SARAH MORGAN
Health & Wellness Expert
Clinical Nutritionist
DR. AMINE ZOGANI
Microbiologist and Microbiome
Expert in Pre, Pro and Postbiotic
RAE L MARTIN
Regulatory Compliance,
Quality Assurance


• Product Development expert in the nutraceutical market.
• Collaborated with the Whole Foods Market Medical Advisory team
Nutraceutical Expert
• Expert in microbiota, biochemistry, and molecular biology.
• Led R&D at S-Biomedic, focusing on skin microbiome to solve acne
• Member of the Stakeholders Advisory Board at Human Microbiome Action and the Editorial Board at Frontiers.
• Specializes in pharmaceuticals, supplements, nutrition, food, agri-food, and agriculture.
Probiotic Expert
• Global Product Registration and Product Filing
• Quality Systems Development and Implementation
• Food Safety Systems Development and Implementation - FSMA, FSVP, HACCP, SQF, GFSI, etc.Expert in microbiota, biochemistry, and molecular biology.
• Quality and Safety Assurance for FDA
Regulatory Expert

Product

Our products are specifically designed to target biomarkers of sensitive and acne-prone skin, aiming to ***achieve clear skin*** in the long term.

Our custom formulas use clinically studied, best-in-class ingredients with minimal to no water dilutions, boosting up to 70% of active ingredients, making them extremely effective.

They are also safe, non-comedogenic (pore-friendly), 100% vegan, and contain crystals to enhance overall skin health while being as natural as possible.

Most importantly, our products work, and our 3000+ five-star reviews and 62% returning customer rate prove it!

AVAILABLE PRODUCTS:

We launched three products focused on (**SKIN**) and one on (**BRAIN**) health.

- Clarify & Brighten Face Mask (in Q4 2020)
- Purify & Comfort Face Cleanser (in 2021)
- Calm & Hydrate Oil-Free Moisturizer (in 2022)
- Beauty Sleep Aromatherapy Spray (in 2023) marked our first product dedicated to brain health.


CLEAR | Skin Collection
Launch: Q4, 2024



Purify Comfort Face Cleanser
A gentle yet effective cleansing experience!
MSRP: $33 / €38 (150 ml)
Clarify Brighten Face Mask
A 3-minute facial in a tube!
MSRP: $64 / €67 (75 ml)
Calm Hydrate Moisturizer
A lightweight, oil-free and balanced hydration
MSRP: $59 / €64 (50 ml)
Brighten Radiance Super Serum
A highly effective brightening and hydration serum
MSRP: $55 / €59 (50 ml)



BRAIN
CALM | *Mind Collection*
Aromatherapy Spray
Improves sleep behavior through aroma scents
MSRP: $30 / €32 (100 ml)
Launch: Q1, 2025
Brain NutriProSyn ®
Improves skin health from the inside out.
MSRP: $55 / €60 (60 cap.)
GUT
HEALTHY | *Body Collection*
Launch: Q1, 2025
Gut NutriProSyn ®
Improves skin health from the inside out.
MSRP: $55 / €60 (60 cap.)

UPCOMING PRODUCT LAUNCH:

- Vitamin C Serum (in Q4 2024)

We are excited to announce the development of our first targeted supplements for GUT and BRAIN health, set to launch in 2025. This marks the completion of the N3 trifecta, reinforcing our commitment to holistic wellness.

- Skin-Gut NutriProSyn (in Q1 2025)
- Brain-Gut NutriProSyn (in Q1 2025)



Gut-Skin NutriProSyn ®
GUT CARE
A Symbiotic blend to support gut health, reduce inflammation, and improve skin health from the inside out.
Capsule 1
Nano liposomal encapsulation with skin health ingredients, vitamins, minerals, antioxidants, botanical extracts.
(lesious reduction)
Liquid Skin Health Nutrition Blend
Beadlets Skin Health Nutrition Blend
Capsule 2
Probiotics
(lesious reduction)
Skinbiotics Blend TM
Gut-Brain NutriProSyn ®
BRAIN CARE
A Symbiotic blend to support to support gut health, reduce stress, and improve skin health from the inside out.
Capsule 1
Nano liposomal encapsulation with amino acids, vitamins, minerals, adaptogens, antioxidants, botanical a. herbal extract.
(stress reduction)
Liquid Brain Health Nutrition Blend
Beadlets Brain Health Nutrition Blend
Capsule 2
Probiotics
(stress reduction)
Psychobiotics Blend TM

These two innovative supplement technologies feature a unique trifecta composition, unmatched by anything currently available. They are developed for superior bioavailability (absorption rate) and will be backed by clinical trials, targeting specific

biomarkers (positive and negative health indicators) linked to skin-gut-brain health.

We are using a capsule-in-capsule technology, with the outer capsule containing vitamins, minerals, antioxidants (cell protectors), botanical extracts, and adaptogens (stress-relief herbs) in liquid and beadlet form, while the inner capsule holds skinbiotic and psychobiotic strains in powder form. This design supports the gut-skin and gut-brain axis, promoting skin health from within.

Our skin is the *largest organ* and **consists of:**

90% Microbial Cells (Germs)

- Skinbiotics and Psychobiotics: Support the skin's microbiome by balancing beneficial bacteria, reducing issues like acne and irritation.

1,000+ Species of Bacteria on Skin

- Botanical Extracts and Antioxidants: Nurture beneficial bacteria and protect skin cells, maintaining a healthy microbial balance.

Microorganisms Crucial to Skin Health

- Vitamins, Minerals, Adaptogens: Strengthen the skin barrier, reduce inflammation, and manage stress, promoting a healthier microbiome.

Skin Is 16% of Body Weight

- Comprehensive Approach: Our blend supports the skin's diverse needs, optimizing its function as the body's largest organ.

Clinical Validation

Our ***skincare products*** **are powerful and effective on their own**, but when combined with our ***new supplements***, the **results become transformative.**

Post-funding, we will market our (N3) SKIN-GUT-BRAIN Kit using clinical studies to validate its outcomes. Our studies are anticipated to support the following outcomes.

Improve:
- Skin microbiome
- Sleep and relaxation
- Nutrient absorption
- Digestion
- Hormone balance
- Immunity

Reduce:
- Acne
- Aging
- Inflammation
- Mood swings
- Stress and cortisol

Support all essentials for longevity:
- Skin health
- Gut health
- Brain health

High Standards

Produced in Europe with the ***highest*** **clean standards** in the world



SENSITIVE SKIN
NON COMEDOGENIC
PH BALANCED
PH
PORE CLEANSING
HIGH EFFECICY
NON TOXIC
CMR FREE
DERMATOLOGICALLY TESTED
CLEAN
VEGAN
FAIR TRADE
CRUELTY FREE
STANDARDS
EU

Banning around 1,700 harmful ingredients, compared to just 11 in the U.S., Nourished3 has met these rigorous standards with non-toxic, safe, and effective formulations that are already approved for sale worldwide. **This is good, but ...**

We go one step further and exclude any **carcinogenic, mutagenic,** or **toxic to**

reproduction *substances* from our products.

As no one really wants these substances on their skin.

Customer Love

A remarkable 62% retention rate shows that our customers are ***already satisfied with our first pillar*** and anticipate the additional pillar launches for the trifecta.



BEST CLEANSER!
I cannot praise this cleanser enough! It does exactly what it is meant to do: it cleanses the skin gently AND takes all the makeup off (I tested it on full makeup). It is a huge plus also for the packaging, consistency, and color I normally use KORA Organics, but NOURISHED3 can totally compete with it!!!
NR 1 OF MY SKINCARE ROUTINE
I cannot live without the mask, which is similar to the alpha beta peel pads from Dr. Dennis Gross. I wish they sold the sample sizes to buy so I could take a few packs on vacation. I love it so much that it totally exceeded my expectations. Well done!
LOVE IT!
I couldn't be happier that I decided to give this brand a chance. My skin is seriously glowing, and it's making me feel amazing.
BEAUTIFUL
The scent is so light and beautiful I wish it was a perfume! It creates such a calming atmosphere and the smell last for a good amount of time. I love it and I will definitely continue to purchase.
MY FAVORITE CLEANSER
This cleanser is so gentle but effective and it's also beautiful. I have seen a real difference in my skin. The product is thin enough that it moves effortless around your skin so you can remain gentle, but it's rich enough that it doesn't slide right off. I really enjoy using it and my skin loves it!
MY NEW FAVORITE FACE MASK
I give this product 10/10. I've seen such a difference in my skin after using this product twice. My skin is clearer and brighter. Money well spent.
BIG LOVE
I love this cream - the packaging, the texture, and above all, the effect! I've actually had a favorite for several years with the Drunk Elephant PP-Cream, but this one has now taken its place
VERY SOOTHING SCENT
I enjoyed the scent of this spray more than I expected to. The mix of lavender and chamomile is extremely calming and soothing, so perfect to spray during at home spa days or before sleep.



Hi Annie & Mo! I just wanted to share a quick progress story with you. I've been struggling with acne for about 12 years and have tried countless treatments, strong medication and every cream and potion you could imagine The medication helped short term but was hard on the liver and stomach so not a long term option.
I've been watching your vlogs since the beginning days and started using your cleanser & moisturizer a few weeks ago. A little late to the Nourished3 party but the best skincare decision I've made! Literally GAME CHANGING products! Along with your products and a better mindset towards my body and skin and prioritizing health and wellness I've seen the biggest improvement in my skin and haven't felt this confident and optimistic in so many years.
A big thank you for helping me gain my confidence and life back!

BEFORE AFTER




BEFORE
AFTER
BEFORE
AFTER
BEFORE
AFTER
BEFORE
AFTER

Achievement

To date, we have generated ***over $1M in lifetime sales*** with nearly *$0 digital marketing spend* and have **already reached the break-even point.**

We are here to disrupt the industry! And so far, we have been doing quite well.

- We invested $250K and launched a single product in Q4 2020, generating our first 6-figure year at $300K in gross revenue in just three months.
- Each new product launch brings in $80K-$120K in the first month, demonstrating immediate success.
- Outperformed the industry average while successfully

- Outperformed the industry average while successfully establishing an emotional connection and product-market fit.
- 30,0000 units sold and generated $1M in lifetime sales without digital marketing spend or the help of investors.
- We have organically grown our IG to over 26,000 followers, with 15% of our demographic being Gen Z' ers and 67% being millennials, both of whom value sustainability and clean products above all else.
- Attracted over 7,000 paying customers and amassed over 15,000 email addresses + SMS subscribers.
- Our sustainable and effective strategy has already allowed us to break even, which is not typical for a company at our stage.

These achievements were accomplished only through our direct-to-consumer (DTC) model. With the potential investment, we aim to achieve positive cash flow and further scale our success.

GROSS SALES
$1M

PAYING CUSTOMERS
7000

UNITS SOLD
28K

AOV
$82

EMAIL SUBSCRIBERS
15K

WEBSITE VISITORS
350K

CONVERSION RATE
4.7%

84% **higher** than the industry average of 2.33%

Conversion Rate: Our ability to convert potential customers into actual buyers is significantly stronger than that of the average competitor.

CUSTOMER RETENTION RATE

62%

170% higher than the industry average of 23%

Customer Retention Rate: 7x more than the industry standard. It measures the percentage of customers who continue to do business with a company over a specific period.

LTV

$170

This is average for a skincare brand

Lifetime Value: It represents the estimates a business can expect from a single customer over the entire duration of their relationship.

CAC

$11

92% Lower than the industry average of $61

Customer Acquisition Cost: We efficiently acquire new customers at a much lower cost than our industry peers.

We generate significantly more revenue from each customer ***than we spend*** on acquiring them.

LTV:CAC

17:1

470% higher than the industry average of 3:1

LTV : CAC Ratio: This is a key performance indicator that is crucial for ensuring success. With our current planned investment of $560K in marketing, we estimate $4.9M in Revenue with a target goal of $10M.

We will implement an omnichannel strategy ***to increase*** awareness, enhance storytelling, boost engagement, and ultimately drive conversions.

We're more than just a startup—we're the real deal. With headquarters in Los Angeles and Munich, we've established a global presence, making our products accessible worldwide. Our fast shipping ensures timely delivery, with the US, Germany, and the UK as our largest markets. Our products comply with international regulations, easing market expansion.

We're poised to transform the industry through wellness-focused indie brand retailers, using an omnichannel approach that includes subscription boxes, wellness spas, hotels, and both online and offline retail.

Initially, revenue will come from direct-to-consumer website sales, with plans to expand into prestige spas and boutique beauty retailers. We'll drive retail velocity and customer loyalty with a robust omnichannel strategy, focusing on efficient major retail entry in later phases. Each phase will be supported by strong PR and influencer partnerships across YouTube, Instagram, and TikTok.


PHASE 1: 2025
Create Reach & Credibility
PHASE 2: 2026
Create Proof of Concept
PHASE 3: 2027
Create Recognition
BEAUTY SUBSCRIPTION
HOTELS & SPA
BEAUTY & WELLNESS RETAILER / LUXURY DEP. STORES
MAJOR BEAUTY RETAILER
Worldwide Biggest Beauty Subscription
IPSY
Wellness Hotels
FOUR SEASONS
ROSEWOOD
RAFFLES
SOFITEL
HYATT
SOHO HOUSE
Fairmont
Beauty & Wellness SPA's
EQUINOX
GLOWBAR
HEYDAY
Beauty & Wellness Retailer
the detox market
bluemercury
POOSH
LUNYA
well+good
credo
EREWHON
flaconi
NICHE BEAUTY
goop
BEAUTYLISH
healf
BEAUTY BAY
Luxury Department Stores
Neiman Marcus
Harrods
BERGDORF GOODMAN
KaDeWe
LUDWIG BECK
Alsterhaus
Oberpollinger
breuninger
By 2027, we will have achieved proof of concept.
Major Top-Tier Beauty Retailer Online & Offline
SEPHORA
DOUGLAS

This step-by-step approach will be ***entirely profitable***, as we don't lose money

entirely profitable, as we don't lose money or potential partnerships **in the process**.

In recent years, several retailers approached us, but with only 20% of beauty brands achieving long-term success, we chose not to rush in with a small product line. Now, three years later, we're fully prepared with the right products and team.

Rather than starting with major retailers like Sephora or Douglas and being bound by exclusivity agreements, we've opted for a strategic approach. We'll begin with smaller retailers to validate our concept. Once proven, we'll leverage that success to secure better terms and prime shelf placement with larger retailers, ensuring success across both small and large markets.

Future projections are not guaranteed.

Projections

Our projections aim to capture 1% of the $14 billion acne treatment market, **targeting $140 million in potential revenue** across three key revenue streams in the next years.

With our current breakeven status, our three-year growth projections outline ambitious yet attainable targets .

- ***PHASE 1:*** Strengthening Foundations through DTC Influencer Marketing, Paid Marketing, Beauty Subscription Ipsy, Wellness Spas, and Hotels and expand our customer base from 7000 to 25.000 customers, resulting in $3.2M in Sales by 2025
- ***PHASE 2:*** Establish a strong foundation and Retail Presence in beauty & wellness stores and Luxury Department Stores that value exclusivity and high-quality products, resulting in $7.1M in Sales by 2026

PROOF OF CONCEPT and sales velocity, providing us with stronger negotiation terms for attractive conditions and prime shelving, which is crucial for our success when entering major retailers like Sephora and Douglas in Phase 3

- ***PHASE 3:*** Capturing Mainstream Markets through Major Beauty Retailers like Sephora and Douglas, resulting in $15.5M in Sales by 2027


$8M
$6M
$4M
$2M
$1M
$800K
$600K
$400K
$200K
2020
2021
2022
2023
2024
2025
PHASE 1
2026
PHASE 2
Projected Revenue
Projected Revenue
Projected Revenue

Future projections not guaranteed

Use of Funds

With your investment, we will expand our ***online presence to retailers***, and ***collaborate with influencers*** to reach more people with our exceptional products.

We aim to scale our marketing spend from $0 to $560K, conservatively generating up to $4.9M in revenue over the next 18 months.

45% MARKETING	31% TEAM & OPERATION	22% RESEARCH & DEVELOPMENT	2% SOFTWARE
BRAND AWARENESS • Beauty box (200K Samples): $20K • Influencers as educators: $420K • Tester kit (Skin-Gut-Brain): $30K • Hotel & spa marketing: $16K • Boutique retailer marketing: $5K • Brand marketing: $69K	**TEAM:** • Grow internal team: $280K **OPERATIONS:** • Legal, office: $22K **WEFUNDER FEES:** • $85K	**PRODUCT DEVELOPMENT:** • 2x Products for skin-gut-brain: $150K **RESEARCH:** • Clinical trials (Skin-Gut-Brain Axis) with HelloBiome: $25k • Developement Team: $95K	**PERFORMANCE:** • Influencer & paid marketing tracking: $15K
OUTCOME	**OUTCOME**	**OUTCOME**	**OUTCOME**
• **DTC Revenue:** $3.1M • **Hotel & SPA's Revenue:** $1.7M • **Retailer Revenue:** $50K	• **Support all areas of the business:** Hire Key team members in Operation, Marketing, SPA & Retail	• **Gut Product:** Gut-Skin NutriProSyn® • **Brain Product:** Gut-Brain NutriProSyn® • **Clinical Trials:** To effectively support the skin-gut-brain axis to promote healthier skin	• **Performance Tracking:** Monitor Customer Acquisition Cost & Lifetime value

**Future projections are not guaranteed*

Now's your chance to join Team NOURISHED3 and become a part-owner of our brand. Invest today and be part of our journey!

Over the years, our community has expressed interest in investing in Nourished3, and now we're excited to involve you in our growth.

Your investment will help expand our reach to influencers and retailers and complete our product lineup with gut and brain health supplements.

For a minimum of $150, you can join us in transforming skin health. We hope you'll invest in Nourished3 and help us scale to new heights. Thank you for believing in us and our mission. Stay nourished, stay inspired, and let's make a difference together.

We are looking forward to welcoming you to the company.



Your N3 Team



Bonus:

Media Partnerships: We secured strong interest from two major multimedia companies with keen interest on a $1M equity-for-media deal structure each.

- 1. In the US, encompassing seven agencies (including Influencer and Brand agencies) They are keen on a $1M equity-for-media deal structure.
- 2. In the DACH region (Germany, Austria, Switzerland) which features 14 TV channels with 60 million views per month. They are keen on a $1M equity-for-media deal structure.

Commitment: We're thrilled to announce that two of the most highly reputable CPG VCs in the US have committed to leading our Series A round in the next 18 months.

This ensures that your investment is well-positioned to maximize returns and capitalize on potential opportunities.

Frequently asked questions:

On which terms are you raising?

- The first $250K being raised will invest in a SAFE with a $7M valuation cap (12,5% better term) Early Bird.
- All investors who join after $250K can join on the normal SAFE with a $8M valuation cap.

Which means we expect our company to be worth $8M in the next 18 months.
We are capping the valuation at $8M, which means that even if the company's value rises to $12M in the next 18 months, you will receive shares at the $8M valuation, giving you more shares in the company.

Why 18 months?

By investing in our SEED round, you are securing shares that will be valued during our Series A (the next priced round). We expect our company to be worth $8M in the next 18 months, which is when we plan to launch Series A, following the close of this SEED round.
You might wonder why 18 months? This is how long the current investment will support our growth before we need to raise additional funds through Series A.

Who and how much can you invest?

In principle, any natural person who is at least 18 years old can invest from all over the world can invest between $150-$20,000

Do you offer perks?

Yes! We're excited to offer you exclusive perks based on your investment level in Nourished3.Each milestone unlocks addtional categories of perks:

$250
- $50 gift card

$500
- $50 gift card
- Access to our exclusive private investor newsletter, featuring the latest news and updates.

$1,500
- $100 gift card
- Join a quarterly Zoom call with wellness prioritizers and like-minded individuals.

$2,500
- $100 gift card
- Personalized video message from the founders expressing their gratitude
- 30% discount on up to 10 orders per year (maximum 10 units per order)

$5,000
- $100 gift card
- Zoom call with the founders to express their gratitude
- 40% discount instead on up to 10 orders per year (maximum 10 units per order)

$20,000
- $100 gift card
- A full weekend in Italy with the founders on our costs

When will you get your return on investment?

You will get your return on investment in the following scenarios:

Scenario 1: Exit Event (Acquisition or Merger)
If the company is acquired by a big venture firm or by a company like P&G, or merges with another company, the

How much can I potentially earn from this investment?

We project a potential return of up to 50 times your investment over the next 10 years.

Here's what that could mean for different investment amounts:

- $250 investment could grow to $12,500

investors in the SPV will receive their share of the proceeds based on the terms of the acquisition or merger. The amount received depends on the valuation at the time of the acquisition.

Scenario 2: Initial Public Offering (IPO)
If the company goes public, SPV investors can either receive shares of the public company or cash out their investment.

Scenario 3: Dividends
If the company becomes profitable and decides to issue dividends, SPV investors might receive periodic payments. The good thing is we are already break-even, and the investment will get us cash flow positive.

When do you plan to consider an exit strategy?

At the moment, we are fully focused on growing the business to its full potential. However, we do anticipate considering an exit within the next 5 to 10 years.

- $500 investment could grow to $25,000
- $1,000 investment could grow to $50,000
- $1,500 investment could grow to $75,000
- $2,500 investment could grow to $125,000
- $5,000 investment could grow to $250,000
- $20,000 investment could grow to $1,000,000

However, its impossible to predict future investment returns. It's crucial to invest only what you can afford to lose. There is no guarantee of significant returns or any return at all, and there is a risk that you may lose some or all of your investment. Make sure your investment does not impact your personal finances or lifestyle.

Is the wellness market a good market to invest?

- The skincare and wellness market is stable even in uncertain times, making it ideal for first-time investors. These products remain in demand as people constantly seek small luxuries to maintain a sense of normality.
- The U.S. wellness market alone is worth $480 billion and is growing at 5-10% annually. Globally, it's a $1.8 trillion market with similar growth.

Future projections are not guaranteed

Downloads

(STUDY 1) Skin-Gut–Brain Axis, Risk of Neuropsychiatric and Gastrointestinal Comorbidities in Rosacea (MDPI).pdf

(STUDY 2) Skin-Gut-Brain AxisThe Mind Body Connection in Dermatologic Conditions (CDA).pdf

(STUDY 3) Skin-Gut-Brain Axis, The Role of the Microbiome in Acne- A Comprehensive Review (MDPI) .pdf

(STUDY 4) Skin-Gut-Brain Axis, The Link Between Acne Vulgaris and Probiotics (MDPI) .pdf

(STUDY 5) Skin-Gut-Brain Axis, Microbiota in Rosacea (AJCD) .pdf

(STUDY 6) Skin-Gut-Brain Axis, key overlapping inflammatory (B&P).pdf

(STUDY 7) Skin-Gut-Brain Axis, in human health and disease (Frontiers) .pdf

(STUDY 8) Skin-Gut-Brain Axis, Current Knowledge of the Interrelationship between Microbial Dysbiosis and Skin Conditions (MDPI.).pdf

(STUDY 9) Skin-Gut-Brain Axis Analyzing (Dermatological Time).pdf

(STUDY 10) Skin-Gut Axis, The Role of Probiotics in Skin Health (MDPI).pdf

(STUDY 11) Skin-Gut Axis, Involvement of Gut Microbiota in the Development of Psoriasis Vulgaris (Frontiers).pdf

(STUDY 12) Skin-Brain Axis, Stress, Inflammation and Skin Aging (MDPI) .pdf

(STUDY 13) Gut-Brain Axis, Intake of Lactiplantibacillus plantarum Improves Cognition in Moderately Stressed .pdf

(THE GLOBAL WELLNESS MARKET 2023) $1.5 trillion, Feeling good the future wellness market 2023 (McKinsey).pdf

(THE US WELLNESS MARKET 2023) $450 billion, The United States Welllness Market 2023, 5% annually growth (McKinsey).pdf

(THE GLOBAL WELLNESS MARKET 2024) $1.8 trillion global wellness market the trends 2024 (McKinsey).pdf

(STUDY 14) Prevalence of most common skin diseases in Europe a population-based study - PMC.pdf